

February 13, 2024

John Calmes, Jr.
Chief Financial Officer
World Acceptance Corporation
104 S. Main St.
Greenville, South Carolina 29601

> **Re: World Acceptance Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2023**
> **Form 10-Q for Quarterly Period Ended December 31, 2023**
> **File No. 000-19599**

Dear John Calmes, Jr.:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2023

Risk Factor - Federal legislative or regulatory proposals, initiatives, actions ..., page 20

1. Please revise future filings to quantify the amount of vehicle-secured loans originated during the periods presented in your filing with an annual percentage rate within the scope of the CFPB final rule under its unfair, deceptive and abusive acts and practices rulemaking authority.

Management's Discussion and Analysis of Financial Condition and Results of Operations , page 29

2. Noting that Insurance and other income, net comprised 18% of Total revenue, please revise future filings to include additional detail of the significant classes and types of income presented in this line item for each period presented and discuss material trends. Please provide us your proposed revised disclosure.

Note (1) Summary of Significant Accounting Policies - Impaired Loans, page 49

3.   Please tell us and revise future filings to clarify the impact of a loan being classified as impaired or revise to use more appropriate terminology consistent with that used in ASC 326.

4.   Please revise your charge-off policy in future filings to clarify the criteria for when a loan is deemed uncollectible. In your December 31, 2023, Form 10-Q, we note you disclose you charge-off loans when they reach 120 days past due on a recency basis. Please provide us your proposed revised disclosure.

5.   Please tell us and revise future filings to clarify why you do not charge-off bankrupt accounts and discuss when these accounts are considered uncollectible.

6.   Please revise future filings to quantify the rehab rate used for each period presented and discuss in MD&A any material changes, the impact of the change on financial results and the reasons for the change. Please provide us your proposed revised disclosure.

Note (2) Allowance for Credit Losses and Credit Quality Information, page 54

7.   Considering your disclosure on pages 31, 32 and 61 there was a significant increase in charge-offs in fiscal 2023 primarily due to loans to new borrowers performing worse than expected due to macro-economic factors, please tell us and revise future filings to clarify and bridge the gap with your disclosure on page 58 that due to the short term nature of the loan portfolio, forecasted changes in macro-economic variables such as unemployment do not have a significant impact on loans outstanding at the end of a particular reporting period in estimating current expected credit losses.

8.   Please revise future filings to clearly describe if an adjustment has been made at each period end for your reasonable and supportable forecast. To the extent the adjustment has a material impact in any period presented, please revise to include a discussion of the factors that influenced the adjustment. Refer to ASC 326-20-50-11 for guidance. Please provide us your proposed revised disclosure.

9.   We note your disclosure related to your accounting policies for non-filing insurance on page 51. Please tell us and revise future filings to more clearly describe how non-filing insurance impacts your estimate of expected credit losses. For example, clarify if you reduce your allowance for credit losses for estimated insurance claims or if your estimate of expected credit losses is only reduced when claims are received. Specifically disclose if claims paid as disclosed in Note 8 are recognized as recoveries.

Note (13) Asset Acquisitions, page 74

10.   We note your disclosure related to the $5.2 million gain recognized from asset acquisitions. Please provide us with an accounting analysis which explains how you

accounted for these transactions. At a minimum, please include the following information in your analysis:

• how you considered whether the transactions were in the scope of ASC 835-30-25-4 or ASC 805-50; and
• how you determined the relevant accounting guidance supported immediate recognition of a gain.

Form 10-Q for Quarterly Period Ended December 31, 2023

Note 4 - Loans Receivable and Allowance for Credit Losses, page 14

11.   We note you charge-off loans at the earlier of 120 days past due or when deemed uncollectible. Please tell us the typical facts and circumstances when a loan is deemed uncollectible and charged-off prior to being 120 days past due and provide us an estimate of the magnitude of loans charged-off prior to 120 days past due. To the extent material, please revise future filings to disclose this information.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance